EXHIBIT(a)(1)(vi)

Contacts:	Andy Brimmer or Dan Katcher
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

FOR IMMEDIATE RELEASE

NEXT LEVEL AND INDEPENDENT COMMITTEE ISSUE OPEN LETTER TO

NEXT LEVEL STOCKHOLDERS URGING THEM NOT TO TENDER INTO

MOTOROLA’S UNSOLICITED TENDER OFFER

ROHNERT PARK, Calif., Feb. 19, 2003—Next Level Communications, Inc. (Nasdaq: NXTV) today issued the following letter to Next Level stockholders:

To the Stockholders of Next Level Communications, Inc.:

Here’s a timely question about your investment in Next Level.

Which noted telecom expert said the following?

“Next Level has been making significant progress, as evidenced by recent trials and developments, to provide telephone companies around the world with a state-of-the-art, full service platform with the most complete and compelling ‘triple play of voice, video and data solution’ ” 1

It was none other than Motorola’s Chairman and CEO, Christopher Galvin, on October 22, 2002.

Now ask yourself why would Motorola be offering an inadequate $1.04 per share offer for Next Level a mere four months after its CEO voiced his confidence in Next Level’s prospects?

We think the answer is simple: Motorola knows just how good the prospects for Next Level are. Motorola not only has two representatives on Next Level’s Board of Directors, but also has systematically mined Next Level for confidential information for five months.

Your Board and Independent Committee believe that Motorola is attempting to coerce you into tendering your shares. Your Board and Independent Committee have determined that the offer is inadequate from a financial point of view, based on, among other things, an opinion to that effect from Morgan Stanley & Co. Incorporated, the Independent Committee’s financial advisor.2

The decision by Next Level’s minority stockholders not to sell their shares to Motorola in the tender offer will signal that you want Motorola to talk with your Board about a variety of options that recognize Next Level’s long-term potential. Three significant minority stockholders of Next Level, including the largest stockholder other than Motorola—collectively representing approximately 2.4 million shares—have already informed Next Level that they do not intend to tender their shares into Motorola’s unsolicited tender offer.

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We urge you to send Motorola a strong message and NOT to tender your shares into Motorola’s unsolicited, inadequate offer. If you have previously tendered your shares, we urge you to withdraw your shares today. If you have questions or need assistance in withdrawing your shares, you may contact MacKenzie Partners, Inc. at (800) 322-2885 Toll-Free or at (212) 929-5500 collect.

Thank you for your continuing support.

Sincerely,

/s/ WALTER S. CLAY Walter S. Clay	/s/ ALEX GOOD Alex Good
Director and Independent Committee Member	Director and Independent Committee Member

/s/ CRAIG KORNBLAU Craig Kornblau	/s/ PAUL LATCHFORD Paul Latchford
Director and Independent Committee Member	Director and Independent Committee Member

[1]	Next Level Communications, Inc. press release, October 22, 2002.
[2]	The opinion from the Independent Committee’s financial advisor, Morgan Stanley & Co. Incorporated, states that as of February 3, 2003 and subject to and based upon the assumptions and considerations set forth in the opinion, Motorola’s offer of $1.04 per share is inadequate, from a financial point of view, to holders of shares of Next Level, other than Motorola and its affiliates.

HOW TO WITHDRAW TENDERED SHARES:

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If you are a registered stockholder you may withdraw your shares from the Motorola tender offer by sending a written or facsimile transmission notice of withdrawal to Mellon Investor Services LLC, the depositary, prior to February 25, 2003, the expiration date of the offer.

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If your brokerage firm or bank tendered your shares on your behalf only they can send a notice of withdrawal. You should contact them and ask them to send the notice of withdrawal immediately on your behalf.

If you have questions or need assistance in withdrawing your shares, you may contact MacKenzie Partners, Inc. at (800) 322-2885 Toll-Free or at (212) 929-5500 collect.

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Stockholders may obtain a free copy of the solicitation/recommendation statement, which has been filed by Next Level with the Securities and Exchange Commission, at the SEC’s web site at www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement by directing requests to Mackenzie Partners, Inc. at (800) 322-2885 or (212) 929-5500, or via e-mail at proxy@mackenziepartners.com.

About Next Level Communications

Next Level is a world leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office. Next Level offers a unified multi-service, multi-band platform that lets communications service providers enter a more profitable broadband market segment by delivering a virtual communications and entertainment center over existing copper telephone lines. Next Level’s highly scalable networking products, management tools and support assistance allow communications service providers to deliver a range of subscriber services, and realize significant new revenue streams. Founded in 1994 and headquartered in Rohnert Park, California, the company has deployed its state-of-the-art systems for more than 100 communications service providers worldwide. For additional information, visit www.nlc.com.

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Next Level Communications and the NLC logo are trademarks or registered trademarks of Next Level Communications in the United States and other countries.